UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM U-57


               NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                      Filed under Section 33(a) of the
           Public Utility Holding Company Act of 1935, as amended


                    EMPRESA ELECTRICA DE GUATEMALA, S.A.
                     (Name of foreign utility company)



                                     by


                      TECO POWER SERVICES CORPORATION
                          (Name of filing company)

                         702 North Franklin Street
                           Tampa, Florida  33602


           TECO Power Services Corporation, a Florida corporation ("TPS"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 for the purpose of notifying the Commission that Empresa Electrica de Guatemala, S.A. ("EEGSA") is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act, and hereby claims for EEGSA the status as a FUCO under the Act.

           EEGSA does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither EEGSA nor any of its subsidiary companies is or will be a public utility operating within the United States.


 ITEM 1

           NAME. The name of the entity claiming foreign utility company status is Empresa Electrica de Guatemala, S.A., a Guatemalan corporation.

           BUSINESS ADDRESS. EEGSA's business address is 6a Avenida 8-14 Zona 1, Guatemala City, Guatemala 01001.

           DESCRIPTION OF FACILITIES. EEGSA is Guatemala's principal electric distribution company and serves more than 500,000 customers and all of the major metropolitan market areas in Guatemala. Facilities owned by EEGSA consist of 205 kilometers of 230 kv transmission lines, 450 kilometers of 69 kv lines and 5300 kilometers of 13.8kv distribution lines. EEGSA also owns a total of 41 transformer substations ranging from 69kv to
 13.8 kv.

           OWNERSHIP. Distribucion Electrica de Guatemala, S.A., a Guatemalan corporation ("DECA"), owns 80% of the shares of EEGSA. The Government of Guatemala and private owners in Guatemala respectively own 16.1% and 3.9% of the shares of EEGSA. Through its wholly owned subsidiaries, Iberdrola Energia, S.A., a corporation organized under the laws of Spain, has a 49% ownership interest in DECA. Similarly, through its wholly owned subsidiaries, Electricidade de Portugal, S.A., a utility corporation organized under the laws of Portugal, has a 21% ownership interest in DECA. Finally, TPS de Ultramar Guatemala, S.A., a Guatemalan corporation ("TPS Ultramar"), owns the remaining 30% ownership interest in DECA. TPS de Ultramar, Ltd., a Cayman Islands company ("TPS Ultramar Ltd"), and TPS International Power, Inc., a Cayman Islands company ("TPS International"), respectively own 99% and 1% of the shares of TPS Ultramar. TPS Ultramar Ltd is a wholly owned subsidiary of TPS International. TPS International is a wholly owned subsidiary of TPS which is itself a wholly owned subsidiary of TECO Energy, Inc., a Florida corporation and an exempt public utility holding company under section 3(a)(1) of the Act.


 ITEM 2

           DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES. The only domestic associate public utility company of EEGSA is Tampa Electric Company ("Tampa Electric") which is a direct wholly-owned subsidiary of TECO Energy. Tampa Electric has not made an investment in and does not have any contractual relationship with EEGSA, nor is any such investment or contractual relationship contemplated.

           STATE COMMISSION CERTIFICATION. The certification of the Florida Public Service Commission, as required under Section 33(a)(2) of the Act, is attached hereto as Exhibit A.



           The Commission is requested to mail copies of all correspondence relating to this Notification to:

      Sheila M. McDevitt, Esq.
      TECO Power Services Corporation
      c/o TECO Energy, Inc.
      Vice President and Assistant General Counsel
      702 North Franklin Street
      Tampa, Florida 33602

      Glenn J. Berger
      Skadden, Arps, Slate, Meagher & Flom LLP
      1440 New York Ave. NW
      Washington, D.C. 20005


           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.


                          TECO POWER SERVICES CORPORATION


                          By:   /s/ Richard E. Ludwig
                             _________________________________
                             Name: Richard E. Ludwig
                             Title: President


 Dated:    September 10, 1998